UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YY Inc.
(Name of Issuer)

Class A common shares, par value US$0.00001 per share
(Title of Class of Securities)

G9887Y 107**
(CUSIP Number)

Jun Lei Top Brand Holdings Limited 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC. +86 (10) 60606666	David Xueling Li YYME Limited Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District Guangzhou 511442 The People's Republic of China +86 (20) 82120000

With copies to:

Z. Julie Gao, Esq.
Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone: +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Notes:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G9887Y 107 is assigned to the Class A common shares of the Issuer, par value $0.00001 per share. CUSIP number 98426T 106 has been assigned to the American Depositary Shares (the "ADSs") of the Issuer, which are quoted on The NASDAQ Stock Market under the symbol “ YY.” Each ADS represents twenty (20) Class A common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9887Y 107	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS Jun Lei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,741,483 Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,741,483 Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 192,741,483 Class B common shares held by Top Brand Holdings Limited, a British Virgin Islands company. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(2) Based on 729,301,268 Class A common shares and 369,557,976 Class B common shares outstanding as of March 31, 2016.

2

CUSIP No.	G9887Y 107	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS Top Brand Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,741,483 Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,741,483 Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 192,741,483 Class B common shares held by the reporting person.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time.

(2) Based on 729,301,268 Class A common shares and 369,557,976 Class B common shares outstanding as of March 31, 2016.

3

CUSIP No.	G9887Y 107	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS David Xueling Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,064,890 Shares(1)
	8	SHARED VOTING POWER 191,241,493 Shares(2)
	9	SOLE DISPOSITIVE POWER 2,064,890 Shares(1)
	10	SHARED DISPOSITIVE POWER 191,241,493 Shares(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,306,383 Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%(4) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 2,064,890 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vested within 60 days of June 15, 2016.

(2) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by YYME Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(3) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by YYME Limited, plus 2,064,890 Class A common shares underlying the options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of June 15, 2016.

(4) Based on 729,301,268 Class A common shares and 369,557,976 Class B common shares outstanding as of March 31, 2016.

4

CUSIP No.	G9887Y 107	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS YYME Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 191,241,493 Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,241,493 Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,241,493 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by the reporting person.  Each Class A common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 729,301,268 Class A common shares and 369,557,976 Class B common shares outstanding as of March 31, 2016.

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CUSIP No.	G9887Y 107	Page	6	of	13	Pages

INTRODUCTION

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on July 20, 2015 (the “Original Schedule 13D”), relating to the common shares (the "Shares") of YY Inc. (the "Company"). The Shares consist of Class A common shares and Class B common shares, par value $0.00001 each. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 1. Security and Issuer.

Paragraph 3 of Item 1 of the Original Schedule 13D is amended and restated as follows:

The Company is organized under the laws of the Cayman Islands, with its principal executive office located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This statement is being filed jointly on behalf of Mr. Jun Lei (“Mr. Lei”), Top Brand Holdings Limited (“Top Brand”), Mr. David Xueling Li (“Mr. Li”) and YYME Limited (“YYME”, and together with Mr. Lei, Top Brand and Mr. Li, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

Mr. Lei is a citizen of the People’s Republic of China and the chairman of the board of directors of the Company. Mr. Lei’s business address is c/o 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, the People's Republic of China.

Top Brand is a British Virgin Islands company solely owned and controlled by Mr. Lei. Top Brand solely engages in investment holdings. The principal executive office of Top Brand is located at c/o 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, the People's Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Top Brand are set forth on Schedule A-1 hereto and are incorporated herein by reference.

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CUSIP No.	G9887Y 107	Page	7	of	13	Pages

Mr. Li is a citizen of the People’s Republic of China and the chief executive officer and a director of the Company. Mr. Li's business address is: Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China.

YYME is a British Virgin Islands company solely owned and controlled by Mr. Li. YYME solely engages in investment holdings. The principal executive office of YYME is located at: Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of YYME are set forth on Schedule B-1 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 or Schedule B-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On July 9, 2015, Mr. Lei and Mr. Li submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to a proposed acquisition of all of the outstanding Shares of the Company not already beneficially owned by them for $68.50 in cash per ADS, or $3.425 in cash per Share of the Company.

On July 20, 2015, Mr. Lei and Mr. Li (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members agreed to, among other things, form a consortium to work exclusively with each other to undertake a transaction to acquire all the outstanding Shares of the Company other than Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members agreed not to, without each other's prior written consent: (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Shares of the Company owned by him/it or his/its affiliates to Holdco. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transactions of a similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

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CUSIP No.	G9887Y 107	Page	8	of	13	Pages

The Proposed Transaction would be subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member was obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction would result only from the execution of definitive documents, and then would be on the terms provided in such documentation.

If the Proposed Transaction were to be completed, the Company's ADSs would be delisted from the Nasdaq Stock Market, and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

On June 15, 2016, the Consortium Members submitted a letter (the “Proposal Withdrawal Letter”) to the special committee of the board of directors the Company which notified the Company that the Consortium Members would withdraw the Proposal. The withdrawal of the Proposal became effective on June 15, 2016.

In connection with the withdrawal of the Proposal, the Consortium Members have entered into a termination agreement, dated June 15, 2016 (the “Consortium Termination Agreement”), which terminates the Consortium Agreement on such date.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

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CUSIP No.	G9887Y 107	Page	9	of	13	Pages

The descriptions of the Proposal, the Consortium Agreement, the Proposal Withdrawal Letter and the Consortium Termination Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal, the Consortium Agreement, the Proposal Withdrawal Letter and the Consortium Termination Agreement, which have been filed as Exhibit B, Exhibit C, Exhibit D and Exhibit E hereto, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 192,741,483 Shares beneficially owned by Mr. Lei comprise 192,741,483 Class B common shares owned by Top Brand, a British Virgin Islands company solely owned and controlled by Mr. Lei.

The 193,306,383 Shares beneficially owned by Mr. Li comprise (i) 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs owned by YYME, a British Virgin Islands company solely owned and controlled by Mr. Li and (ii) 2,064,890 Class A common shares underlying the options and restricted shares granted to Mr. Li that have vested or will vest within 60 days as of June 15, 2016.

Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Mr. Lei currently beneficially owned approximately 17.5% of all the issued and outstanding Shares of the Company, which represent approximately 43.6% of the aggregate voting power of the Company. Mr. Li currently beneficially owned approximately 17.6% of all the issued and outstanding Shares of the Company, which represent approximately 40.0% of the aggregate voting power of the Company.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 729,301,268 Class A common shares and 369,557,976 Class B common shares outstanding as of March 31, 2016 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016, assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, beneficially owns any Shares or has the right to acquire any Shares.

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CUSIP No.	G9887Y 107	Page	10	of	13	Pages

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the Proposal Withdrawal Letter and the Consortium Termination Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement, dated July 20, 2015, by and between Mr. Lei, Top Brand, Mr. Li and YYME.

B(1)	Proposal Letter dated July 9, 2015 from Mr. Lei and Mr. Li, to the board of directors of YY Inc.

C(1)	Consortium Agreement, dated July 20, 2015, by and between Mr. Lei and Mr. Li.

D	Proposal Withdrawal Letter to the special committee of the board of directors of YY Inc., dated June 15, 2016.

E	Consortium Termination Agreement, dated June 15, 2016, by and between Mr. Lei and Mr. Li.

(1) Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2016

/s/ Jun lei
Jun Lei

Top Brand Holdings Limited
	By:	/s/ Jun lei
	Name:	Jun Lei
	Title:	Director

/s/ Xueling Ling
Xueling Li

YYME Limited
	By:	/s/ Xueling Ling
	Name:	Xueling Li
	Title:	Director

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CUSIP No.	G9887Y 107	Page	12	of	13	Pages

SCHEDULE A-1

Directors and Executive Officers of Top Brand Holdings Limited

Name	Position with Top Brand Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Jun Lei	Director	Chairman of the Board of Directors of the Company	19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, the People's Republic of China	People’s Republic of China

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SCHEDULE B-1

Directors and Executive Officers of YYME Limited

Name	Position with YYME Limited	Present Principal Occupation	Business Address	Citizenship

Xueling Li	Director	Chief Executive Officer and Director of the Company	Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China	People’s Republic of China

13